SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                              Halsey Drug Co., Inc.
          ------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                   4063691087
          ------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                Larry N. Feinberg
                       c/o Oracle Strategic Partners, L.P.
                         200 Greenwich Avenue, 3rd Floor
                               Greenwich, CT 06830
                                 (203) 862-7900
          ------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                            Daniel Schloendorn, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                December 20, 2002
          ------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

                                  SCHEDULE 13D

-----------------------------------                 --------------------------
CUSIP No.      4063691087                           Page 2 of 13 Pages
-----------------------------------                 --------------------------


------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Larry N. Feinberg
------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [X]
                                                                      (b) [ ]
------------------------------------------------------------------------------
  3    SEC USE ONLY

------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       AF
------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                             [ ]
------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
------------------------------------------------------------------------------
               7   SOLE VOTING POWER

                   0
NUMBER OF     ----------------------------------------------------------------
SHARES         8   SHARED VOTING POWER
BENEFICIALLY
OWNED BY           22,605,245
EACH          ----------------------------------------------------------------
REPORTING      9   SOLE DISPOSITIVE POWER
PERSON WITH
                   0
              ----------------------------------------------------------------
              10   SHARED DISPOSITIVE POWER

                   22,605,245
------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

       22,605,245
------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [ ]
------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       56.5%
------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------                 --------------------------
CUSIP No.      4063691087                           Page 3 of 13 Pages
-----------------------------------                 --------------------------


------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Oracle Strategic Capital, L.L.C.
------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [X]
                                                                      (b) [ ]
------------------------------------------------------------------------------
  3    SEC USE ONLY

------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       AF
------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                             [ ]

------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
------------------------------------------------------------------------------
               7   SOLE VOTING POWER

                   0
NUMBER OF     ----------------------------------------------------------------
SHARES         8   SHARED VOTING POWER
BENEFICIALLY
OWNED BY           22,605,245
EACH          ----------------------------------------------------------------
REPORTING      9   SOLE DISPOSITIVE POWER
PERSON WITH
                   0
              ----------------------------------------------------------------
              10   SHARED DISPOSITIVE POWER

                   22,605,245
------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

       22,605,245
------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [ ]
------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       56.5%
------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       OO
------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------                 --------------------------
CUSIP No.      4063691087                           Page 4 of 13 Pages
-----------------------------------                 --------------------------


------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Oracle Strategic Partners, L.P.
------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [X]
                                                                      (b) [ ]
------------------------------------------------------------------------------
  3    SEC USE ONLY

------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       WC
------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                             [ ]
------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Cayman Islands
------------------------------------------------------------------------------
               7   SOLE VOTING POWER

                   0
NUMBER OF     ----------------------------------------------------------------
SHARES         8   SHARED VOTING POWER
BENEFICIALLY
OWNED BY           22,605,245
EACH          ----------------------------------------------------------------
REPORTING      9   SOLE DISPOSITIVE POWER
PERSON WITH
                   0
              ----------------------------------------------------------------
              10   SHARED DISPOSITIVE POWER

                   22,605,245
------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

       22,605,245
------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [ ]
------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       56.5%
------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       PN
------------------------------------------------------------------------------

This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") is being filed with respect to the shares of common stock, $0.01 par value ("Common Stock"), of Halsey Drug Co., Inc., a New York corporation (the "Company"), to amend and restate the Schedule 13D filed with respect to the Common Stock on August 10, 2001 (the "Schedule 13D").

Item 1. Security and Issuer.

     This Amendment No. 1 to the Schedule 13D is being filed with respect to the Common Stock of the Company. The Company's principal executive office is located at 695 N. Perryville Road, Rockford, Illinois 61107.

Item 2. Identity and Background.

     (a) This statement is filed by:

          (i) Oracle Strategic Partners, L.P., a Cayman Islands limited partnership ("Strategic Partners"), with respect to shares of Common Stock directly owned by it;

          (ii) Oracle Strategic Capital, L.L.C., a Delaware limited liability company ("Strategic Capital"), which serves as general partner to Strategic Partners and has investment discretion over the shares of Common Stock directly owned by it; and

          (iii) Mr. Larry N. Feinberg ("Mr. Feinberg"), who serves as managing member of Strategic Capital with control over its business activities.

     The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

     (b) The address of the principal business and principal office of Strategic Partners and Strategic Capital is 200 Greenwich Avenue, Greenwich, Connecticut 06830. The business address of Mr. Feinberg is 200 Greenwich Avenue, Greenwich, Connecticut, 06830.

     (c) The principal business of Strategic Partners is to invest in securities. The principal business of Strategic Capital is to serve as general partner to and exercise investment discretion over securities held by Strategic Partners. Mr. Feinberg is the managing member of Strategic Capital.

     (d) None of the Reporting Persons nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Strategic Partners is organized under the laws of the Cayman Islands. Strategic Capital is organized under the laws of the State of Delaware. Mr. Feinberg is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other
        Consideration.

     A series of transactions involving the Company were described in the Company's Current Report on Form 8-K, filed on December 27, 2002 (the "Form 8-K"). In connection with these transactions, Strategic Partners received additional securities of the Company by operation of certain anti-dilution adjustments with respect to warrants to purchase Common Stock ("Warrants") that it directly owned. Specifically, Warrants theretofore entitling Strategic Partners to purchase 1,010,100 shares of Common Stock, at an exercise price of $1.404, were adjusted to represent Warrants for 2,393,478 shares of Common Stock with an exercise price of $0.59. In addition, Warrants theretofore entitling Strategic Partners to purchase 1,010,100 shares of Common Stock, at an exercise price of $2.285, were adjusted to represent Warrants for 2,393,478 shares of Common Stock with an exercise price of $0.96. These two sets of Warrants were then exchanged, in a cashless exercise (as valued pursuant to a Black-Scholes model), for 1,895,824 and 1,753,637 shares of

Common Stock, respectively, or 3,649,461 shares in the aggregate.

     In connection with the transactions described in the Form 8-K, existing 5% convertible senior secured debentures ("Debentures") held by Strategic Partners were amended to extend their maturity date to March 31, 2006 and their applicable conversion prices for conversion into Common Stock were revised in accordance with their anti-dilution provisions. Strategic Partners holds Debentures in the principal amounts of: $10,000,000; $125,000; $126,562; $128,144; $129,746; $131,368; $133,010; $134,672; $136,356; $138,060; $139,786;
$141,534; and $143,302. The conversion prices for such Debentures per share of Common Stock are, respectively, $0.6135, $0.7525, $0.4862, $0.3964, $0.2735,
$0.4501; $0.9701, $0.9701; $0.8128; $0.8827; $0.7516; $0.7667; and $1.0200. The
Debentures are therefore convertible, respectively, into the following amounts of Common Stock: 16,298,644; 166,110, 260,238; 323,268; 474,436; 291,858;
137,104; 138,818; 167,756; 156,400; 185,974; 184,598; and 140,492. The foregoing
Debentures, except for the $10,000,000 initial Debenture, were received by Strategic Partners as interest payments. Interest on all the Debentures held by Strategic Partners is paid quarterly on each January 1, April 1, July 1 and October 1. The Debentures are convertible at any time, at the option of their holder, into Common Stock.

     Strategic Partners also has acquired options exercisable for 30,000 shares of Common Stock (the "Options") at no additional cost as compensation for the services of Mr. Joel Liffmann ("Mr. Liffmann") as a member of the board of directors of the Company. Mr. Liffmann is a general partner of an affiliate of Strategic Partners.

     Strategic Partners, Strategic Capital and Mr. Feinberg may be deemed to beneficially own the Common Stock received in exchange for the Warrants previously held by Strategic Partners, and also the underlying Common Stock which may be acquired upon conversion or exercise of the foregoing Debentures and Options owned by Strategic Partners. The source of the initial amounts paid for these securities, all of which were acquired in privately negotiated transactions, was the working capital of Strategic Partners. Strategic Partners contributed no additional funds to the Company in connection with the events described in the Form 8-K, but did surrender certain documents which reflect the previously held

Debentures for new documents representing the revised conversion prices and maturity dates, as set forth above. Strategic Partners initially paid to the Company $10,000,000 to acquire the Debentures and Warrants it held.

Item 4. Purpose of Transaction.

     The shares of Common Stock deemed to be beneficially owned by Strategic Partners, Strategic Capital and Mr. Feinberg were acquired for, and are being held for, investment purposes. The securities which are convertible into or exchangeable for shares of Common Stock were acquired in the ordinary course of business and not for the purpose of acquiring control of the Company.

     The Reporting Persons may in the future directly acquire shares of Common Stock in open market or private transactions, block purchases or otherwise. The Reporting Persons may continue to hold or dispose of all or some of the securities reported herein from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, subject to compliance with applicable law. In that regard, pursuant to that certain Registration Rights Agreement incorporated herein by reference as Exhibit 8, the Reporting Persons are entitled to certain registration rights with respect to the Common Stock to permit the public sale thereof in accordance with the Securities Act of 1933, as amended, and applicable state securities laws. Other than as set forth herein, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

     (a) As of the close of business on February 25, 2003, the Reporting Persons were the beneficial owners, within the meaning of Rule 13d-3 under the Exchange Act, of 22,605,245 shares of Common Stock. As of that date, these shares represented 56.5% of the sum of (i) the 21,035,323 total shares of Common Stock outstanding as reported to Strategic Partners by the Company's chief financial officer and (ii) the 18,955,784 shares of Common Stock which would be received by Strategic Partners upon conversion or exercise of the Debentures and Options which it holds.

     (b) The sole or shared power to vote or dispose of, or to direct the vote or disposition of the Common Stock with respect to each Reporting Person noted in paragraph (a) of this Item 5 is as set forth on the cover sheets of this Amendment No. 1.

     Strategic Capital does not directly own any Common Stock. Strategic Capital may be deemed to beneficially own 22,605,245 shares of Common Stock by virtue of the investment discretion it exercises over Strategic Partners as general partner.

     Mr. Feinberg does not directly own any Common Stock. Mr. Feinberg may be deemed to beneficially own 22,605,245 shares of Common Stock by virtue of his control over the business activities of Strategic Capital as managing member.

     (c) The holdings of the Reporting Persons with respect to securities of the Company consist solely of the shares of Common Stock, Debentures and Options described above. Except as disclosed above, there have been no transactions involving the shares of Common Stock of the Company engaged in during the period beginning 60 days prior to December 20, 2002 and ending on the date hereof.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities reported herein, other than the partners of Strategic Partners, none of whom individually has such right or power with respect to in excess of 5% of the total outstanding Common Stock.

Item 6. Contracts, Arrangements, Understandings or
        Relationships with Respect to Securities of the Issuer.

     Strategic Partners is a party to that certain Debenture and Warrant Purchase Agreement dated May 26, 1999 (the "Oracle Purchase Agreement") by and among the Company, Strategic Partners and the other investors listed therein, and is also a party to the amendment of the Oracle Purchase Agreement, dated December 20, 2002. The Oracle Purchase

Agreement and its amendment are incorporated herein by reference as Exhibits 2 and 3.

     The Debentures held by Strategic Partners are also governed by the terms and provisions set forth in the documents or instruments constituting such debentures. A Form of Debenture is incorporated herein by reference as Exhibit
4. The Debentures provide that Interest thereon shall be paid in the form of additional Debentures, to be paid quarterly on each January 1, April 1, July 1 and October 1.

     The Options are governed by the terms of the Halsey Drug Co., Inc. 1998 Stock Option Plan, incorporated herein by reference as Exhibit 5, and are evidenced by option agreements substantially similar to the Form of Option Agreement attached hereto as Exhibit 6.

     The Warrants held by Strategic Partners were exchanged for Common Stock, as described herein, in accordance with the Warrant Recapitalization Agreement, dated December 20, 2002, incorporated herein by reference as Exhibit 7.

     Associated with the Debentures held by Strategic Partners are certain registration rights, as set forth in the Registration Rights Agreement, dated December 20, 2002, incorporated herein by reference as Exhibit 8. This Registration Rights Agreement sets forth registration rights which supercede rights that Strategic Partners held through prior agreements with the Company. Under the Registration Rights Agreement, holders of 20% of the registrable securities may request two demand registrations on Form S-1 and unlimited demand registrations on Form S-3. In addition to other customary provisions, the Registration Rights Agreement provides holders of registrable securities "piggyback" rights on Company registrations.

     Strategic Partners had previously entered into a Voting Agreement, dated December 20, 2002, in order to effectuate certain of the contemplated transactions set forth in the Form 8-K. Under this agreement, Strategic Partners agreed to vote in favor of an amendment to the Company's certificate of incorporation to, among other things, increase the Company's authorized common stock. This Voting Agreement is incorporated herein by reference as Exhibit 9.

     In addition, the Reporting Persons have entered into a Joint Acquisition Statement, as required by Rule 13d-1(k) under the Exchange Act, and incorporated herein by reference as an Exhibit 1.

     Other than as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons named in Item 2 of this statement or between such Reporting Persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

     1. Joint Filing Agreement, dated as of August 10, 2001, by and among the Reporting Persons --- incorporated herein by reference to Exhibit 1 of the
Schedule 13D.

     2. Oracle Purchase Agreement --- incorporated herein by reference to
Exhibit 10.72 to the Company's Annual Report on Form 10-K for the year ended December 31, 1999.

     3. Amendment to Oracle Purchase Agreement, dated as of December 20, 2002 --- incorporated herein by reference to Exhibit 10.9 of the Form 8-K.

     4. Form of Amended and Restated 5% Convertible Senior Secured Debenture --- incorporated herein by reference to Exhibit 10.10 of the Form 8-K.

     5. Halsey Drug Co., Inc. 1998 Stock Option Plan, as amended --- incorporated herein by reference to Exhibit 5 of the Schedule 13D.

     6. Form of Option Agreement.

     7. Warrant Recapitalization Agreement, dated December 20, 2002 --- incorporated herein by reference to Exhibit 10.17 of the Form 8-K.

     8. Registration Rights Agreement, dated December 20, 2002 --- incorporated herein by reference to Exhibit 10.16 of the Form 8-K.

     9. Voting Agreement, dated December 20, 2002 --- incorporated herein by reference to Exhibit 10.6 of the Form 8-K.

             [THE REMAINDER OF THIS PAGE LEFT INTENTIONALLY BLANK.]

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                 /s/ Larry N. Feinberg
                                 -------------------------------
Dated: March 10, 2003            Larry N. Feinberg


Dated: March 10, 2003            ORACLE STRATEGIC CAPIAL, L.L.C.


                                 By: /s/ Larry N. Feinberg
                                     ---------------------------
                                     Name:  Larry N. Feinberg
                                     Title: Managing Member


Dated: March 10, 2003            ORACLE STRATEGIC PARTNERS, L.P.

                                 By: ORACLE STRATEGIC CAPIAL,
                                     L.L.C., General Partner


                                 By: /s/ Larry N. Feinberg
                                     ---------------------------
                                     Name:  Larry N. Feinberg
                                     Title: Managing Member